                                         Filed pursuant to Rule 424(b)(4)
                                               Registration No. 333-17347

                                   PROSPECTUS

                                 587,555 SHARES

                         CAMBRIDGE TECHNOLOGY PARTNERS



                                  COMMON STOCK
                            _______________________

This Prospectus relates to the sale of up to 587,555 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") by certain stockholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "CATP." On January 14, 1997 the last reported sale price for the Common Stock on the Nasdaq National Market was $33.00 per share.

                                _______________
SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE.

               The date of this Prospectus is January 16, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such documents, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, the Commission maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Arthur M. Toscanini, Chief Financial Officer, Cambridge Technology Partners, 304 Vassar Street, Cambridge, Massachusetts 02139.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-21040):

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          5.   The Company's Current Report on Form 8-K dated November 18, 1996.

          6. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act on December 24, 1992, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

          Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") provides information technology and management consulting, and software development and evaluation services to organizations with large scale information processing and distribution needs that are utilizing or migrating to open systems computing environments. The Company provides its software design and development services on a fixed-price, fixed-timetable basis with client involvement at
     all stages of the process.   In performing its services, the Company
     employs a rapid development methodology utilizing client/server architectures. Open systems computing environments offer end-users a computing environment that is more flexible and more easily accessible than centralized, mainframe-based computer systems. As client/server has become the preferred computing environment, the Company believes that businesses will continue to migrate to open systems and continue to utilize information technology service organizations to address the challenges presented by this move.

          The Company's information technology and management consulting services are offered at the enterprise-wide, specific business process and application software levels of an organization, and include Business Renewal(TM), a proprietary methodology developed by Axiom Management Consulting, Inc., a wholly-owned subsidiary of the Company, for evaluating strategic business change. Upon the completion of consulting services, the Company typically designs and develops one or more strategic software applications, which may include custom and third-party package software, and then rolls-out such applications to the organization's end-users. These software applications are selected and designed to achieve a competitive advantage, enhance the efficiency and functionality of specific business processes, and support financial goals. The Company may also assist its clients in providing end-user training for managing the organizational changes that accompany the roll-out of new applications and the assimilation of such applications into production environments. Cambridge Technology Partners provides network analysis, design and deployment services to assist its clients in successfully implementing the applications in an open systems environment. The Company also provides package software evaluation and implementation as independent service offerings. To date, revenues have been generated principally from the Company's custom software design and development activities.

          The Company's principal offices are located at 304 Vassar Street, Cambridge, Massachusetts and the Company's telephone number is (617) 374-9800.

                              RECENT DEVELOPMENTS

          On October 15, 1996, the Company acquired all of the outstanding shares of capital stock of NatSoft S.A. ("NatSoft"), a Swiss corporation (the "NatSoft Acquisition"), pursuant to a Stock Purchase Agreement dated as of October 15, 1996 (the "NatSoft Acquisition Agreement"), among the Company, the stockholders of NatSoft and the other parties named therein. The NatSoft Acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. The NatSoft Acquisition has been accounted for under the pooling-of-interests method.

          Formed in 1986, NatSoft had 1995 revenues of $12.3 million for the 12 months ended December 31, 1995 and has approximately 105 employees at its office in Geneva, Switzerland. NatSoft is an information technology consulting and software implementation firm. NatSoft will be operated as a wholly-owned subsidiary of the Company.

          On October 31, 1996, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"), a California corporation (the "Ramos Acquisition"). The acquisition was completed on November 18, 1996 and was accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of 1,175,119 shares of the Company's common stock for all the outstanding shares of capital stock of Ramos.

          Ramos, founded in 1991 and based in San Ramon, California, is an information technology consulting and software implementation firm which specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide. This acquisition has been accounted for using the pooling of interests method of accounting.

                                  RISK FACTORS

     This Prospectus includes forward-looking statements which involve risks and uncertainties, particularly as to capital expenditures, future liquidity needs, working capital needs, and projected personnel costs, general and administrative expenses, sales and marketing expenses, and other costs as a percentage of net revenues. The Company's actual future results may differ significantly from those stated in any forward-looking statements. While it is impossible to identify each factor and event that could affect the Company's results, in addition to the other information in this Prospectus, and the information incorporated in this Prospectus by reference, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

     Difficulty of Integrating the Companies.  The NatSoft Acquisition was
     ---------------------------------------
     completed on October 15, 1996 and the Ramos Acquisition was completed on November 18, 1996. The successful integration of the Company, NatSoft and Ramos is important to the future financial performance of the combined enterprise. The anticipated benefits of the NatSoft Acquisition and Ramos Acquisition may not be achieved unless, among other things, the operations of NatSoft and Ramos are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate NatSoft or Ramos into the Company's operations.

     Management of Growth.  The Company is currently experiencing a period of
     --------------------
     growth which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial, and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business.

     Attraction and Retention of Employees.  The Company's business involves the
     -------------------------------------
     delivery of professional services and is labor-intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly project managers and client managers and other senior personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing project managers, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of some or all of the Company's project managers, client managers and other senior personnel could have a material adverse impact on the Company, including its ability to secure and complete engagements.

     Variability of Quarterly Operating Results.  Variations in the Company's
     ------------------------------------------
     revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter and employee hiring and utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. Because substantially all of the Company's engagements are performanced on a fixed-price basis, the Company also bears the risk of cost overruns and inflation. In addition, in order to meet client demand, the Company expects to continue to increase its professional staff and to open additional sales and operations offices in 1997 in both North America and Europe. Although the Company's plans to open offices and hire personnel are driven in response to increased demand for the Company's information technology consulting and software development services, a portion of these expenses will be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated.

     Competition.  The information technology consulting and software
     -----------
     development market comprises a large number of participants, is subject to rapid changes, and is highly competitive. The market includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment companies such as Hewlett-Packard Company, Unisys Corporation, IBM, and Digital Equipment Corporation, facilities management and MIS outsourcing companies, "Big Six" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, SHL Systemhouse, Inc., Innovative Information Systems Inc., Cap Gemini America, Business System Group, the consulting division of Computer Sciences Corporation, and Electronic Data Systems Corporation. The Company also faces competition from information services organizations within potential clients. Many participants in the information technology consulting and software development market have significantly greater financial, technical and marketing resources and, given the Company's brief history, greater name recognition than Cambridge Technology Partners, and generate greater systems consulting and integration revenues than does Cambridge Technology Partners. In addition, the custom software development and systems integration market is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services, and the extent of its competitors' responsiveness to customer needs.

     International Operations.  The Company derived approximately $40.8 million
     ------------------------
     and $40.7 million, or 26% and 27% of its total revenues, from customers outside of the United States in 1995 and in the nine months ended September 30, 1996, respectively. The Company's international business is subject to a number of risks, including difficulties in building and managing foreign operations, difficulties in translating its methodologies into foreign languages, fluctuations in the value of foreign currencies, and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company and its financial results.

     Intellectual Property Rights.  The Company's success is dependent upon its
     ----------------------------
     software development methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops object-oriented software components that can be reused in software application development, certain foundation and application software projects, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


                                USE OF PROCEEDS

     The proceeds from the sale of each Selling Stockholder's Shares will belong to the Selling Stockholder. The Company will not receive any of the proceeds from such sales of the Shares.

                          PRICE RANGE OF COMMON STOCK


          From April 12, 1993, until May 24, 1993, CTP's common stock traded on the Nasdaq SmallCap Market. On May 24, 1993, CTP's Common Stock began trading on the Nasdaq National Market. The following table sets forth, on a per share basis for the periods shown, the range of high and low sale prices of CTP's Common Stock as reported by Nasdaq. All share prices prior to June 19, 1996 have been adjusted to reflect a three-for-one stock split completed on June 19, 1996.

1993                                                    High           Low
-------------------------------------------------------------------------------
Second Quarter (from April 12, 1993)                    $ 3.92        $  2.33
Third Quarter                                             5.33           3.08
Fourth Quarter                                            5.91           4.92
-------------------------------------------------------------------------------
1994
-------------------------------------------------------------------------------
First Quarter                                           $ 6.08        $  4.92
Second Quarter                                            5.91           4.67
Third Quarter                                             5.91           4.83
Fourth Quarter                                            7.92           4.67
-------------------------------------------------------------------------------
1995
-------------------------------------------------------------------------------
First Quarter                                           $10.00        $  7.08
Second Quarter                                           12.00           9.08
Third Quarter                                            17.58          10.33
Fourth Quarter                                           20.33          13.83
-------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------
First Quarter                                           $19.25        $14.625
Second Quarter                                           30.75          17.75
Third Quarter                                            37.25          22.25
Fourth Quarter                                           35.75          22.50
-------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------
First Quarter (through January 14, 1997)                $33.00         $30.50
--------------------------------------------------------------------------------

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Company's current borrowing arrangements prohibit the payment of dividends without the lender's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

     The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The number of Shares which each Selling Stockholder may offer is as follows:

                                Shares       Shares       Shares      Percentage
                             Beneficially   Offered    Beneficially       of
                                Owned       Pursuant       Owned       Ownership
                                before      to this        after       after the
Selling Stockholders           Offering    Prospectus  Offering (1)    Offering
--------------------------------------------------------------------------------

Jeanne M. Bauhart                  10,851       5,425          5,426      *
William D. Catalano                32,553      16,276         16,277      *
Chester A. Ciccarelli              94,780      47,389         47,391      *
Charles F. Decker                  16,271       8,135          8,136      *
John Harless                        5,992       2,996          2,996      *
Catherine Conner Ramos(2)          50,191      25,095         25,096      *
Timothy A. Ramos(3)               953,630     476,814        476,816    1.0%
Steven D. Rothschild               10,851       5,425          5,426      *
TOTAL                           1,175,119     587,555        587,564      *

--------------------------
     *     Less than 1%

      (1) Assumes that all of the Shares owned by each Selling Stockholder and registered under this registration statement are sold during the distribution period described below.

      (2) Does not include Shares beneficially owned by Catherine Conner Ramos' husband, Timothy A. Ramos.

      (3) Does not include Shares beneficially owned by Timothy A. Ramos' wife, Catherine Conner Ramos.

     All of the Selling Stockholders acquired his or her Shares in connection with the Ramos Acquisition described under "Recent Developments." None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described under "Recent Developments".

     Each Selling Stockholder represented to the Company that it was acquiring its Shares without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that investors may want to be able to sell their Shares when they consider it appropriate, in connection with the Ramos Acquisition, the Company agreed to file the Registration Statement with the Commission to permit the public sale of the Shares and to use all reasonable efforts to keep the Registration Statement effective until the earlier of November 18, 1998 or the sale of all of the Shares pursuant to Rule 144 under the Securities Act or the

     Registration Statement. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective during such period.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts, subject to any contractual agreements by the Selling Stockholders with respect to sales and the requirements for the "pooling-of-interests" accounting method. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

     The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any shares covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The supplemental consolidated financial statements of the Company included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

(A)  SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
     ----------------------------------------------

     Report of Independent Accountants                                            F-2

     Supplemental Consolidated Balance Sheets as of December 31, 1995 and 1994    F-3

     Supplemental Consolidated Statements of Operations for the
      Years Ended December 31, 1995, 1994, and 1993                               F-4

     Supplemental Consolidated Statements of Stockholders' Equity for
      the Years Ended December 31, 1995, 1994, and 1993                           F-5

     Supplemental Consolidated Statements of Cash Flows for the
      Years Ended December 31, 1995, 1994, and 1993                               F-6

     Notes to Supplemental Consolidated Financial Statements                      F-7


(B)  SUPPLEMENTAL UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     ----------------------------------------------------------------

     Supplemental Consolidated Balance Sheets as of September 30, 1996
      and December 31, 1995                                                       S-1

     Supplemental Consolidated Statements of Operations for the Three
      and Nine Months Ended September 30, 1996 and 1995                           S-2

     Supplemental Consolidated Statements of Cash Flows for the
      Nine Months Ended September 30, 1996 and 1995                               S-3

     Notes to Supplemental Interim Consolidated Financial Statements              S-4


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Technology Partners (Massachusetts), Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1995 and 1994, and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Cambridge Technology Partners (Massachusetts), Inc. and Ramos & Associates, Inc. completed on November 18, 1996, which has been accounted for as a pooling of interests as described in Note A to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the supplemental consolidated financial position of Cambridge Technology Partners (Massachusetts), Inc., as of December 31, 1995 and 1994, and the supplemental consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

As discussed in Note M of notes to the supplemental consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                    Coopers & Lybrand L.L.P.

Boston, Massachusetts
November 18, 1996

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
              ---------------------------------------------------
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                  1995      1994
                                                                 -------  ---------
ASSETS
Current assets:
 Cash and cash equivalents                                       $ 7,490   $ 4,021
 Investments held to maturity                                      8,544    10,311
 Accounts receivable, less allowance of $787 and $552
   at December 31, 1995 and 1994, respectively                    39,945    21,087
 Unbilled revenue on contracts                                     2,045     2,620
 Prepaid expenses and other current assets                         2,453     2,230
                                                                 -------   -------
   Total current assets                                           60,477    40,269

Property and equipment, net                                       12,042     6,026
Other assets                                                       1,716     1,535
Deferred income taxes                                                  -       112
Goodwill, net                                                      3,311     4,109
                                                                 -------   -------
   Total assets                                                  $77,546   $52,051
                                                                 =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                $ 6,693   $ 3,933
 Accrued expenses                                                 12,455     8,711
 Deferred revenue                                                  2,993     2,295
 Deferred income taxes                                               786       483
 Borrowings under revolving credit facility                          325     1,581
 Income taxes payable                                              2,176       870
 Obligations under capital leases, current                           181       139
 Other current liabilities                                            29       461
                                                                 -------   -------
   Total current liabilities                                      25,638    18,473

Obligations under capital leases                                     221        94
Other liabilities                                                      4     1,031
Deferred income taxes                                                 89         -

Commitments and contingencies                                          -         -

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000 shares;
   issued and outstanding 45,595,451 and 44,480,348
   at December 31, 1995 and 1994, respectively                       456       445
 Additional paid-in capital                                       23,734    15,760
 Unamortized portion of deferred compensation                          -        (9)
 Note receivable from officer                                          -        (8)
 Retained earnings                                                26,885    16,215
 Foreign currency translation adjustment                             519        50
                                                                 -------   -------
   Total stockholders' equity                                     51,594    32,453
                                                                 -------   -------
   Total liabilities and stockholders' equity                    $77,546   $52,051
                                                                 =======   =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                             YEARS ENDED DECEMBER 31,
                                                                          -------------------------------
                                                                              1995       1994       1993
                                                                          --------  ---------   --------
Net revenues                                                             $ 156,266    $94,287    $56,205
Costs and expenses
 Project personnel                                                          73,386     44,331     27,061
 General and administration                                                 20,078     11,949      7,313
 Sales and marketing                                                        15,610     10,908      7,017
 Other costs                                                                25,338     14,829      8,530
 Business combination costs                                                  1,333          -          -
                                                                          --------  ---------   --------
   Total operating expenses                                                135,745     82,017     49,921
                                                                          --------  ---------   --------
Income from operations                                                      20,521     12,270      6,284
Other income (expense)
 Interest income                                                               712        368        102
 Interest expense                                                             (365)      (154)      (123)
 Gain on sale of AdValue                                                       909          -          -
 Foreign exchange gain                                                         106         42          7
                                                                          --------  ---------   --------
Income before income taxes                                                  21,883     12,526      6,270
Provision for income taxes                                                   8,535      4,604      2,261
                                                                          --------  ---------   --------
Income before cumulative effect of change in
 accounting principle                                                       13,348      7,922      4,009
Cumulative effect of change in accounting for
 income taxes                                                                    -          -      1,204
                                                                          --------  ---------   --------
Net income                                                                $ 13,348  $   7,922   $  5,213
                                                                          ========  =========   ========

Net income per share:
 Income before cumulative effect of change in
   accounting principle                                                   $    .25  $     .16   $    .09
 Cumulative effect of change in accounting for
   income taxes                                                                  -          -        .03
                                                                          --------  ---------   --------
 Net income                                                               $    .25  $     .16   $    .12
                                                                          ========  =========   ========
Pro forma data (unaudited) (Note M):
 Historical income before income taxes                                   $  21,883  $  12,526   $  6,270
Provision for income taxes:
   Historical income taxes                                                   8,535      4,604      2,261
   Pro forma increase to historical income taxes                               215        517        225
                                                                          --------  ---------   --------
 Income before cumulative effect of change in
   accounting principle                                                     13,133      7,405      3,784
 Cumulative effect of change in accounting for
   income taxes                                                                  -          -      1,204
                                                                          --------  ---------   --------
 Pro forma net income                                                     $ 13,133  $   7,405   $  4,988
                                                                          ========  =========   ========

 Pro forma net income per share (unaudited):
   Income before cumulative effect of change in
     accounting principle                                                 $    .25  $     .15   $    .08
   Cumulative effect of change in accounting for
     income taxes                                                                -         -         .03
                                                                          --------  --------    --------
   Pro forma net income                                                   $    .25  $    .15    $    .11
                                                                          ========  ========    ========

Weighted average number of common and
 common equivalent shares outstanding                                       51,862    48,127      44,179
                                                                          ========  ========    ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except per share data)

                                                                                                         FOREIGN
                                                      ADDITIONAL                        RECEIVABLE       CURRENCY
                             NUMBER OF    PAR VALUE    PAID-IN          UNEARNED       FROM OFFICER    TRANSLATION        RETAIN
                               SHARES                  CAPITAL        COMPENSATION                      ADJUSTMENT       EARNINGS
                             ----------  ----------   ----------      ------------     ------------    -----------       --------


Balance, December 31,        12,460,400       $124        $   577             $(122)          $(115)  $      -            $  3,182
 1992, as reported
   Pooling of interests       1,175,119         12            (10)                -               -                -             6
    with Ramos &
    Associates Inc.
   Pooling of interests         271,714          3             82                 -               -             (33)           631
    with NatSoft S.A.
                             ----------       ----        -------      ------------    ------------   -------------       --------
Balance, December 31,        13,907,233        139            649              (122)           (115)            (33)         3,819
 1992, as restated
     Issuance of common         800,000          8          3,656                 -               -                -             -
      stock in rights
      offering, net of
      issuance cost
     Exercise of stock           60,995          1             75                 -               -                -
      options
     Income tax benefit               -          -            249                 -               -                -             -
      related to stock
      option exercises
     Repayment of notes               -          -            182                 -               -                -             -
      receivable from
      employees for stock
      purchased under
      employee stock
      purchase plan
     Amortization of                  -          -              -                56               -                -
      unearned
      compensation
      associated with
      stock options
     Amortization of note             -          -              -                 -              53                -
      receivable from
      officer
     Foreign currency                 -          -              -                 -               -                1
      translation
      adjustment
     Issuance of Axiom                -          -              6                 -               -                -
      stock under
      restricted stock plan
     Dividend distribution            -          -              -                 -               -                -          (280)
     Axiom's conversion to            -          -            (335)               -               -                -          (379)
      C Corporation
     Net income                       -          -              -                 -               -                -         5,213
                             ----------       ----        -------      ------------    ------------   -------------       --------
  Balance, December 31,      14,768,228        148          4,482               (66)            (62)            (32)         8,373
   1993

     Issuance of common         500,000          5          6,895                 -               -                -             -
      stock in public
      offering, net of
      issuance cost
     Issuance of common         425,000          4          4,217                 -               -                -             -
      stock through
      acquisition of IOS
      Group AB, net of
      issuance cost
     Exercise of stock           98,110          1            304                 -               -                -
      options
     Income tax benefit                                       537                 -               -                -
      related to stock
      option exercises
     Repayment of notes               -          -             14                 -               -                -             -
      receivable from
      employees for stock
      purchased under
      employee stock
      purchase plan
     Amortization of                  -          -              -                57               -                -
      unearned
      compensation
      associated with
      stock options
     Amortization of note             -          -              -                 -              54                -             -
      receivable from offer
     Foreign currency                 -          -              -                 -               -               82             -
      translation
      adjustment
     Issuance of Axiom                -          -             25                 -               -                -             -
      stock under
      restricted stock plan
     Issuance of Axiom                -          -            297                 -               -                -             -
      stock under stock
      agreement
     Issuance of Ramos                -          -              1                 -               -                -             -
      stock under
      restricted stock plan
     Repurchase of Axiom              -          -           (725)                -               -                -             -
      common stock
     Dividend distribution            -          -              -                 -               -                -           (80)
     Net income                       -          -              -                 -               -                -         7,922
                            -----------       ----        -------   ---------------   -------------   --------------      --------
  Balance, December 31,      15,791,338        158         16,047                (9)             (8)              50        16,215
   1993

     Exercise of stock          342,051          4          1,788                 -               -                -             -
      options
     Income tax benefit               -          -          3,753                 -               -                -             -
      related to stock
      option exercises
     Shares issued under         29,650          -            579                 -               -                -             -
      employee stock
      purchase plan
     Repurchase of Axiom              -          -            (53)                -               -                -             -
      common stock
     Repayment of note                -          -           (284)                -               -                -             -
      payable related to
      repurchase of Axiom
      common stock
     Issuance of Axiom                -          -             66                 -               -                -             -
      stock under stock
      agreement
     Issuance of Ramos                -          -             17                 -               -                -             -
      stock under
      restricted stock plan
     Payment on note                  -          -             36                 -               -                -             -
      receivable from
      employees for stock
      purchased under
      employee stock
      purchase plan
     Amortization of                  -          -              -                 9               -                -             -
      unearned
      compensation
      associated with
      stock options
     Amortization of note             -          -              -                 -               8                -             -
      receivable from
      officer
     SCG conversion to C              -          -          2,079                 -               -                -       (2,079)
      Corporation
     Foreign currency                 -          -              -                 -               -              469             -
      translation
      adjustment
     Dividend distribution            -          -              -                 -               -                -          (599)
     Net income                       -          -              -                 -               -                -        13,348
                             ----------       ----        -------      ------------    ------------    -------------      --------
  Balance, December 31,      16,163,039       $162        $24,028   $      -          $     -                   $519      $ 26,885
   1995                      ==========       ====        =======     =============   =============    =============      ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1995       1994       1993
                                                              ---------  ---------  --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                    $ 13,348   $  7,922   $ 5,213
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                   3,812      1,833       612
 Tax benefit from exercise of stock options                      3,753        537       249
 Cumulative effect of change in accounting
   for income taxes                                                  -          -    (1,204)
 Provision for deferred income taxes                               425        134       271
 Amortization of unearned compensation                               9         57        56
 Note receivable from officer                                        8         54        53
 Gain on sale of AdValue                                          (909)         -         -
 Increase in accounts receivable                               (17,422)    (7,445)   (4,523)
 (Increase) decrease in unbilled revenue on contracts             (232)    (1,636)      187
 Increase in prepaid expenses and other current assets            (320)    (1,060)      (93)
 Increase in other assets                                         (240)      (661)     (368)
 Increase in accounts payable                                    2,659      2,066       493
 Increase in accrued expenses                                    3,145      4,452       861
 Increase (decrease) in deferred revenue                         1,161      1,278    (1,440)
 Increase (decrease) in income taxes payable                     1,317       (993)    1,683
 Other, net                                                       (326)       613      (137)
                                                              --------   --------   -------
   Net cash provided by operating activities                    10,188      7,151     1,913
                                                              --------   --------   -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment                             (8,767)    (4,233)   (1,436)
Purchase of investments held to maturity                       (22,140)   (23,136)     (500)
Maturity of investments held to maturity                        24,075     13,376         -
Proceeds from sale of AdValue                                      909          -         -
Cash used in acquisition of business, net of cash acquired           -       (251)        -
                                                              --------   --------   -------
   Net cash used in investing activities                        (5,923)   (14,244)   (1,936)
                                                              --------   --------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings  (payments) under credit arrangements, net           (1,256)       181       195
Issuance of common stock, net of issuance costs                     17      6,901     3,664
Repayment of promissory note payable to stockholder                  -          -    (2,682)
Proceeds from long-term debt                                         -        183     2,500
Repayment of long-term debt and capital leases                  (1,160)      (137)   (2,560)
Dividend distributions                                            (599)       (80)     (280)
Proceeds from repayment of notes under employee
 stock purchase plan                                                 -          -       182
Proceeds from employee stock purchase plan                         579          -         -
Proceeds from exercise of stock options                          1,792        305        76
Other, net                                                        (235)       (50)        -
                                                              --------   --------   -------
   Net cash (used in) provided by financing activities            (862)     7,303     1,095
                                                              --------   --------   -------

Effect of foreign exchange rate changes on cash                     66         39        (4)

Net increase in cash and cash equivalents                        3,469        249     1,068
Cash and cash equivalents at beginning of period                 4,021      3,772     2,704
                                                              --------   --------   -------
Cash and cash equivalents at end of period                    $  7,490   $  4,021   $ 3,772
                                                              ========   ========   =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF REPORTING
   ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Ramos & Associates, Inc. ("Ramos"), an information technology consulting and software implementation firm. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform with current period presentation. In December 1994, Cambridge Technology Partners International, Inc., a wholly owned subsidiary of the Company, was formed to hold 1%, with the Company holding 99%, of Cambridge Technology Partners Deutschland GmbH which was formed in January 1995 to conduct the Company's services in Germany.

In June 1996, the Company completed a three-for-one stock split via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split (see Note J).

B. POOLING OF INTERESTS
   --------------------

On November 18, 1996, the Company completed the acquisition of Ramos. This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of 1,175,119 shares of the Company's common stock for all outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide at October 31, 1996. This acquisition has been accounted for using the pooling of interests method of accounting. Costs, which consist primarily of accounting and legal fees and business integration costs, related to this acquisition approximated $700,000, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996. Ramos currently operates as a wholly owned subsidiary of the Company.

On October 15, 1996, the Company acquired NatSoft S.A. ("NatSoft"), a Switzerland-based information technology consulting and software implementation firm. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. With approximately 105 employees at the time of acquisition, NatSoft establishes the Company's entry into the Swiss market and provides the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. This acquisition has been accounted for using the pooling of interests method of accounting. NatSoft currently operates as a wholly owned subsidiary of the Company. Costs related to this acquisition of approximately $500,000, which consist primarily of accounting and legal fees, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996.

On October 17, 1995, the Company acquired Axiom Management Consulting, Inc. ("Axiom"). This acquisition was accomplished through an exchange of 1,007,898 shares (consisting of 978,360 shares of the Company's common stock and options to purchase 29,538 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom, formed in 1988, is a California-based management consulting firm with approximately 100 employees at the time of acquisition and specializes in business process renewal services for primarily Fortune 1000 companies. Axiom currently operates as a wholly owned subsidiary of the Company.

On August 14, 1995, the Company acquired the Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of 2,273,994 shares (consisting of 2,168,292 shares of the Company's common stock and an option to purchase 105,702 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting. SCG, founded in 1988, had offices in Miami and Chicago and approximately 200 employees at the time of acquisition. SCG focused on evaluation and implementation of software packages for financial reporting and consolidation, human resources/payroll, remote work force automation, manufacturing, and retail distribution. SCG also specialized in emerging technologies and techniques, such as imaging, cooperative processing, and wireless communications. SCG operated as a wholly owned subsidiary of the Company in 1995. Effective January 1996, the Company integrated SCG into its operational structure and service offering, and therefore, it is no longer operating as a subsidiary.

The Company's previously issued historical consolidated financial statements include the financial position, results of operations, and cash flows of SCG and Axiom in accordance with pooling of interests requirements. Costs related to the acquisitions of SCG and Axiom totaling $1,330,000 have been charged as business combination costs in the consolidated statement of operations.

The following information presents certain statement of operations data of the Company, SCG, Axiom, NatSoft, and Ramos for the periods prior to the acquisitions. SCG and Axiom information are presented through September 30, 1995, which represents the interim period end nearest to the date of the combinations.

                          Cambridge
                          Technology                                       Combined
                           Partners     SCG     Axiom    NatSoft   Ramos    Total
                          ----------  -------  --------  -------  -------  --------

Net revenues for:
 Year ended
   December 31, 1993        $ 32,719  $ 5,500  $11,742   $ 5,342  $   902  $ 56,205
   December 31, 1994        $ 59,679  $10,315  $13,483   $ 7,825  $ 2,985  $ 94,287
 Nine months ended
   September 30, 1995       $ 70,052  $13,484  $10,723   $ 9,211  $ 7,651  $111,121
 Year ended
   December 31, 1995        $132,416                      12,254  $11,596  $156,266

Net income (loss) for:
 Year ended
   December 31, 1993        $  4,574  $   563  $   (96)  $   125  $    47  $  5,213
   December 31, 1994        $  6,611  $ 1,261  $  (315)  $   336  $    29  $  7,922
 Nine months ended
   September 30, 1995       $  7,632  $ 1,381  $    57   $   141  $   203  $  9,414
 Year ended
   December 31, 1995        $ 12,683  $                      205  $   460  $ 13,348

C. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximate market value due to the short maturity of the investments.

INVESTMENTS

The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as investments held to maturity and mature within one year from the date of purchase. At December 31, 1995 and 1994, amortized cost of investments approximate market value and consist of the following:

                                  December 31,
                                 ---------------
                                  1995    1994
                                 ------  -------

      Municipal bonds            $8,544  $ 7,271
      Certificates of deposit         -    1,551
      Treasury bills                  -    1,489
                                 ------  -------
                                 $8,544  $10,311
                                 ======  =======


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Repairs and maintenance costs are charged to operations when incurred, while betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from four to fifteen years. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

INTANGIBLE ASSETS

Organization costs, included in other assets, are being amortized on a straight-line basis over five years. For each of the years ended December 31, 1995, 1994, and 1993, the Company recorded amortization expense of $25,000. At December 31, 1995 and 1994, accumulated amortization was $119,000 and $94,000, respectively.

Goodwill, related to the acquisition of CTP Scandinavia in February 1994, is being amortized over six years on a straight-line basis. For the years ended December 31, 1995 and 1994, the Company recorded amortization expense of $798,000 and $682,000, respectively. As of December 31, 1995 and 1994, accumulated amortization was $1.5 million and $682,000, respectively. The carrying value of goodwill is subject to periodic review of realizability.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"). FAS 121 requires that an impairment loss be recognized for long-lived assets and certain identified intangibles when the carrying amount of these assets may not be recoverable. The Company has adopted FAS 121 in 1996 and the adoption did not have a material impact on the consolidated results of operations or financial position of the Company. Additionally, adoption of FAS 121 will have no cash flow impact on the Company.

REVENUE RECOGNITION

The Company derives substantially all of its revenues from information technology consulting and software development and implementation services. The Company operates in one industry segment, software development and implementation services. Revenues derived from any maintenance and support services are immaterial to the consolidated financial statements of the Company. Revenues from software development and implementation contracts are recognized primarily on the percentage of completion method. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Losses on projects in progress are recognized when known. Net revenues exclude reimbursable expenses charged to clients. Revenues from business process consulting and package implementation services are recognized as the service is provided, principally on a time and materials basis.

Deferred revenue consists principally of amounts received in advance of services to be provided which will be recognized upon performance and amounts invoiced in excess of revenue recognized to date.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

For non-U.S. operations, the functional currency is the applicable local currency. The translation of the functional currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations.

FOREIGN EXCHANGE CONTRACTS

The Company maintains monthly foreign exchange forward contracts to hedge against the risk of changes in foreign exchange rates associated with intercompany balances. The related gains and losses are recorded as exchange rate gain or loss in the consolidated statements of operations. The Company does not hold foreign exchange contracts or other derivative financial instruments for trading or any other purpose. As of December 31, 1995, the Company held foreign exchange forward contracts of approximately $3.9 million.

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

The Company provides its services primarily to Fortune 1000 companies. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses, and such losses have been immaterial and are within management's expectation. No single customer accounted for 10% or more of total net revenues for the years ended 1995, 1994, and 1993.

D. ACQUISITION
   -----------

In February 1994, the Company acquired all of the outstanding capital stock of IOS Group AB (now CTP Scandinavia) for 1,275,000 shares of the Company's common stock, valued on the date of acquisition at $4.2 million and $1,000 in cash. CTP Scandinavia is a Swedish-based corporation which provides open systems information technology and software development services in an enterprise-wide, client/server environment.

The 1,275,000 shares of common stock issued were restricted, as to sale or transfer, for eighteen months from the date of acquisition. The acquisition has been accounted for as a purchase and, accordingly, the results of CTP Scandinavia have been included in the Company's consolidated statements of operations from the date of acquisition. In connection with the acquisition, the Company guaranteed the payment of bank loans of two senior managers in principal amounts totaling $3.0 million due February 1996. The bank loans were collateralized by 675,000 shares of the Company's common stock issued at the time of the acquisition. In February 1996, these bank loans were repaid in full and the Company's guarantees are no longer in effect.

The Company has allocated the purchase price of $4.6 million, which includes associated costs of $370,000, to the underlying assets and liabilities of CTP Scandinavia based upon their respective fair values at the time of the acquisition. The excess (approximately $4.8 million) of the purchase price over the fair value of net assets acquired is being amortized on a straight-line basis over six years.

The following unaudited pro forma information combines the consolidated results of operations of the Company and CTP Scandinavia as if the acquisition had occurred at the beginning of the periods. The pro forma results do not purport to be indicative of what would have occurred had the acquisition been consummated as of the beginning of the respective periods or of future operations of the combined company.

                                                                            Years Ended
                                                                            December 31,
                                                                      -------------------------
                                                                            1994      1993
                                                                      ------------- -----------
                                                                             (in thousands)
   Net revenues                                                             $95,101  $62,214
                                                                            =======  =======
   Income before cumulative effect of
     change in accounting principle                                         $ 7,736  $ 3,438
   Cumulative effect of change in
     accounting for income taxes                                                  -    1,204
                                                                            -------  -------
   Net income                                                               $ 7,736  $ 4,642
                                                                            =======  =======

   Net income per share:
     Income before cumulative effect of
       change in accounting principle                                       $   .16  $   .08
     Cumulative effect of change in
       accounting for income taxes                                                -      .03
                                                                            -------  -------
     Net income                                                             $   .16  $   .11
                                                                            =======  =======

E.    ACCOUNTS RECEIVABLE
      -------------------

Accounts receivable consist of the following (in thousands):

                                                                               December 31,
                                                                           -------------------
                                                                               1995     1994
                                                                            -------  -------
      Contracts in process                                                  $28,334  $16,150
      Completed contracts                                                    12,398    5,489
                                                                            -------  -------
                                                                             40,732   21,639
      Less: Allowance for doubtful accounts                                     787      552
                                                                            -------  -------
                                                                            $39,945  $21,087
                                                                            =======  =======

In accordance with state government practices, a governmental client withholds a percentage of invoiced receivables as retention. At December 31, 1995 and 1994, retention receivable totaled $1.4 million and $1.3 million, respectively, and were included in other assets. Due to the contractual time period given to the governmental client for final review of completed projects, the Company expects to receive payments in 1997 on the retention receivable outstanding as of December 31, 1995.

F.  INVESTMENT IN AFFILIATES
    ------------------------

The Company had a 6.3% investment interest in AdValue Media Technologies, Inc. ("AdValue") (formerly AdValue Network ("AVN"), a partnership which was formed in 1991 to develop, test, and market a centralized spot advertising computer software package). AdValue was incorporated in December 1993 to serve as the successor entity to AVN. The investment was accounted for using the equity method. On May 19, 1995, the Company sold its interest in AdValue for $909,000 in cash. The investment balance in AdValue at the time of the sale was zero, and accordingly, the Company recognized a gain of $909,000 for the period ended December 31, 1995.

G.  PROPERTY AND EQUIPMENT
    ----------------------

Property and equipment consists of the following (in thousands):

                                       December 31,
                                      ---------------
                                       1995     1994
                                      -------  ------
     Equipment                        $12,715  $7,422
     Furniture and fixtures             3,895   1,212
     Leasehold improvements             1,382     434
     Motor vehicles                       366     446
     Computer software                    230     145
                                      -------  ------
       Total cost                      18,588   9,659
     Less accumulated depreciation      6,546   3,633
                                      -------  ------
                                      $12,042  $6,026
                                      =======  ======

Depreciation expense for 1995, 1994, and 1993 was $3.0 million, $1.1 million, and $589,000, respectively.

Equipment under capital leases, included in property and equipment, amounted to $763,000 and $406,000 at December 31, 1995 and 1994, respectively, and the related accumulated depreciation was $310,000 and $166,000 at December 31, 1995 and 1994, respectively.

H.  ACCRUED EXPENSES
    ----------------

Accrued expenses consists of the following (in thousands):

                                                       December 31,
                                                     ---------------
                                                      1995     1994
                                                     -------  ------
     Accrued payroll and payroll related expenses    $ 7,691  $4,545
     Other accrued expenses                            3,218   3,195
     Accrued value added tax                           1,034     677
     Deferred rent                                       512     294
                                                     -------  ------
                                                     $12,455  $8,711
                                                     =======  ======


I.  REVOLVING CREDIT FACILITY
    -------------------------

The Company maintained a $10.0 million uncollateralized revolving credit facility (the "Facility"), with Fleet National Bank ("Fleet Bank"). The Facility bore interest at a rate per annum equal to Fleet Bank's prime rate in effect from time to time, payable monthly in arrears commencing with the advance of funds. The Facility carried a facility fee of .25% and expired on June 30, 1996. The Facility required, among other things, the Company to maintain certain financial ratios. Failure to maintain compliance would entitle Fleet Bank to demand immediate repayment of any amounts drawn on the Facility. As of December 31, 1995 and 1994, no borrowings had been made under the Facility and the Company was in compliance with all financial ratio requirements. In June 1996, the Company amended the Facility, among other things, to increase the amount available under the Facility and to extend the expiration through June 1998 (see Note S).

In connection with the Company's initial revolving credit facility with Fleet Bank entered into on February 1, 1993, the Company also obtained a $2.5 million term note. The Company used the proceeds from the $2.5 million term note plus $182,000 in cash to repay a $2.7 million promissory note to Safeguard Scientifics, Inc. ("Safeguard") (a stockholder of the Company). In May 1993, the term note was repaid with proceeds from the Company's public offering of common stock.

SCG maintained a $1.0 million revolving credit facility with Barnett Bank of South Florida, N.A. ("Barnett Bank"). This revolving credit facility bore interest at a rate per annum equal to Barnett Bank's prime rate in effect from time to time plus 1.50%, payable monthly. The maximum borrowing was limited to seventy-five percent of SCG's eligible accounts receivable, as defined in the agreement. The revolving credit facility was collateralized by all non-realty assets of SCG and the former stockholders of SCG had extended joint and several personal guarantees. The revolving credit facility also subjected SCG to certain restrictions and covenants related to, among other things, tangible net worth, leverage ratio, and interest coverage. SCG was in compliance with these financial ratio requirements for all periods presented. At December 31, 1994, amounts outstanding under this revolving credit facility were $1.0 million. On June 13, 1995, the term under this revolving credit facility was extended to June 30, 1996, with maximum allowable borrowings increased to $2.5 million. In September 1995, the Company terminated this revolving credit facility and repaid all outstanding amounts.

Axiom maintained a $1.25 million revolving credit facility with Wells Fargo Bank, N.A. This revolving credit facility bore interest at a rate per annum equal to the prime rate in effect from time to time plus .25%, payable monthly. Axiom's revolving credit facility was collateralized by all accounts receivable and equipment and certain former stockholders of Axiom had extended personal guarantees. Upon consummation of the acquisition, the personal guarantees were no longer in effect. The revolving credit facility also subjected Axiom to certain financial restrictions and covenants related to, among other things, tangible net worth, debt to tangible net worth, and earnings before interest, taxes, depreciation, and amortization. Axiom was in compliance with these financial restrictions and covenants for all periods presented. At December 31, 1994, amounts outstanding under Axiom's revolving credit facility was $501,000. In December 1995, the Company repaid all outstanding amounts and terminated this revolving credit facility.

Ramos maintains a $600,000 revolving credit facility with Westamerica Bank. This credit facility bears interest at a rate per annum equal to Westamerica Bank's index rate plus 2.25% (10.75% at December 31, 1995), payable monthly. The credit facility is collateralized by Ramos' accounts receivable and personally guaranteed by two Ramos executives. The credit facility subjects Ramos to certain restrictions and covenants related to, among other things, tangible net worth and working capital. At December 31, 1995 and 1994, amounts outstanding under this credit facility were $325,000 and $80,000, respectively. The Company expects to terminate this credit facility in December 1996.

J. STOCKHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION
   --------------------------------------------------------

STOCK SPLIT

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

RIGHTS OFFERING

On May 24, 1993, the Company and its principal stockholder completed a rights offering involving the sale of 2,400,000 shares of the Company's common stock which were issued by the Company and approximately 5.4 million shares of the Company's common stock which were held by the principal stockholder. Prior to this offering, there had been no public market for the Company's common stock or rights. The net proceeds to the Company from the sale of the 2,400,000 shares of common stock sold by the Company were $3.7 million after deducting offering expenses of $216,000 allocable to the Company. The Company used a portion of the proceeds to repay the outstanding principal balance of a $2.5 million term note with Fleet Bank entered into on February 1, 1993.

COMMON STOCK OFFERING

On April 6, 1994, the Company and certain stockholders of the Company completed a public offering of common stock involving the sale of 1,500,000 shares of the Company's common stock issued by the Company and six million shares of the Company's common stock held by the existing stockholders. The net proceeds to the Company from the sale of the 1,500,000 shares of common stock sold by the Company were $6.9 million. The Company has invested the proceeds since the offering primarily in investment grade municipal bonds and expects to use the proceeds for general corporate purposes, including working capital to support the expansion of its North America and international operations and to fund capital expenditures and possible acquisitions.

STOCK OPTION PLANS

Under the Company's 1991 Stock Option Plan (the "Option Plan"), the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors, officers, and other key individuals. The Management Resource Committee of the Board of Directors administers the Option Plan. Options generally vest ratably over a four year period and expire ten years from the date of grant.

Stock option activity, both incentive and nonqualified, under the Option Plan is presented as follows:

                                        Option       Option
                                        Shares        Price
                                      ----------  -------------
  Outstanding at December 31, 1992     4,094,250  $ .03-$  1.33
     Granted                           2,213,910  $1.67-$  5.92
     Exercised                           182,985  $ .33-$   .67
     Canceled                            336,327  $ .33-$  5.71
                                      ----------  -------------

  Outstanding at December 31, 1993     5,788,848  $ .03-$  5.92

     Granted                           3,301,713  $4.92-$  6.31
     Exercised                           294,330  $ .33-$  5.17
     Canceled                            247,251  $ .33-$  5.50
                                      ----------  -------------

  Outstanding at December 31, 1994     8,548,980  $ .03-$  6.31

     Granted                           3,860,175  $10.00-$17.25
     Exercised                         1,025,820  $  .33-$ 6.31
     Canceled                            283,215  $  .33-$17.25
                                      ----------  -------------

  Outstanding at December 31, 1995    11,100,120  $  .03-$17.25
                                      ==========  =============

At December 31, 1995, 1994, and 1993, 4,288,638, 3,116,247, and 1,609,104
options were exercisable, respectively, under the Option Plan. In December 1993 and 1994, the Company's Board of Directors amended the Option Plan, with subsequent stockholder approval, to increase the number of shares of common stock authorized for issuance under the Option Plan from six million to nine million shares in 1993 and nine million to twelve million shares in 1994. On December 14, 1995, the Company's Board of Directors further amended the Option Plan, which was approved by stockholders, to increase the number of shares of common stock authorized for issuance under the Option Plan from twelve million to fifteen million.

During 1991, the Company granted, under the Option Plan, 750,000 nonqualified stock options to a key employee at an exercise price of $.03 per share, which vested over a four year period. Upon grant, unearned compensation equivalent to the market value of these options at the date of grant was charged to stockholders' equity and subsequently amortized over the vesting period. Amortization expense of $9,000, $57,000, and $56,000 was recorded for the years ended December, 1995, 1994, and 1993, respectively.

In October 1995, the Financial Accounting Standards Board issued statement No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), which will be effective for the year ending December 31, 1996. FAS 123 encourages, but does not require companies to recognize compensation expense for employee stock based compensation arrangements using a fair value method of accounting. The Company has determined that it will elect the disclosure only alternative and, accordingly, will be required to disclose the pro forma net income or loss and per share amounts in the notes to the consolidated financial statements using the fair value based method beginning in 1996. The adoption of FAS 123 will have no cash flow impact to the Company.

SCG entered into a stock option agreement with one employee during 1989. This agreement granted an option to purchase thirty-nine shares of SCG common stock at an exercise price equal to the fair market value of the stock on the date of grant, which was $50 per share. This option vested ratably over four years and was fully vested at December 31, 1993. In connection with the Company's acquisition of SCG, the Company assumed all outstanding options to purchase shares of capital stock of SCG and such option was converted into an option to purchase 105,702 shares of the Company's common stock at an exercise price of $.02 per share. As of December 31, 1995, this option was outstanding.

During 1993, Axiom established an Incentive and Non-statutory Stock Option Plan (the "Axiom Option Plan") to provide selected eligible employees the right to purchase common stock of Axiom. The Axiom Option Plan provided for the granting of options to purchase up to 240,000 shares issuable as either Incentive Stock Options or Non-statutory Stock Options, as approved by Axiom's former Board of Directors. The exercise price, determined by Axiom's former Board of Directors, could not be less than the fair market value of the stock at the date of issuance. A summary of the Axiom Option Plan activity for the years ended December 31, 1994 and 1993 is as follows:

                                              Axiom         Option
                                          Option Shares      Price
                                          -------------  -------------
      Outstanding at December 31, 1992                -              -
         Granted                                 24,575  $0.20 - $5.00
         Exercised                                    -              -
         Canceled                                     -              -
                                                 ------  -------------

      Outstanding at December 31, 1993           24,575  $0.20 - $5.00
         Granted                                 13,250  $0.20 - $5.00
         Exercised                                    -              -
         Canceled                                 1,075  $0.20 - $5.00
                                                 ------  -------------

      Outstanding at December 31, 1994           36,750  $0.20 - $5.00
                                                 ======  =============

As of December 31, 1994, 4,915 options were exercisable under the Axiom Option Plan. No shares were exercisable at December 31, 1993.

In connection with the Company's acquisition of Axiom, the Company assumed all outstanding options to purchase shares of capital stock of Axiom and converted them into options to purchase 29,538 shares of the Company's common stock, as of October 17, 1995, at an exercise price of $.16 per share. As of December 31, 1995, options to purchase 24,684 shares of the Company's common stock were exercisable. A summary of the option activity for options converted from the Axiom Option Plan is presented below:

                                          Option  Option
                                          Shares  Price
                                          ------  ------
         Converted from Axiom options     29,538    $.16
         Exercised                         1,086    $.16
         Canceled                              -       -
                                          ------    ----
      Outstanding at December 31, 1995    28,452    $.16
                                          ======    ====

During 1995, the Company established the 1995 Non-employee Director Stock Option Plan ("Non-employee Director Option Plan"). The Non-employee Director Option Plan authorizes the grant of options for up to 150,000 shares of the Company's common stock. Each member of the Company's Board of Directors who is neither
(i) an employee nor an officer of the Company or Safeguard, nor (II) an affiliate of Technology Leaders II L.P. or any related entity serving on the Board of Directors on March 21, 1995, was granted an option to purchase 30,000 shares of the Company's common stock. Each person who is neither (I) an employee nor an officer of the Company or Safeguard nor (II) an affiliate of Technology Leaders II L.P. or any related entity who is first elected to the Board of Director after March 21, 1995, shall be automatically granted, on the date of such election without further action by the Board of Directors, an option to purchase 30,000 shares of the Company's common stock. The options were granted with an exercise price equal to the fair value on the date of grant. Options generally vest ratably over a four year period and expire ten years from the date of grant. As of December 31, 1995, options to purchase 120,000 shares of common stock were granted and outstanding and none were exercisable.

EMPLOYEE STOCK PURCHASE PLAN

On December 14, 1994, the Board of Directors adopted the Company's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was subsequently approved by stockholders in the annual meeting of stockholders in May 1995. The Company has authorized 1,500,000 shares of the Company's common stock for purchases under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase up to 1,500 shares of common stock per payment period, subject to limitations provided by Section 423(b) of the Internal Revenue Code, through accumulated payroll deductions. The purchases are made twice per year at a price equal to the lesser of (i) 85% of the average market price of the Company' common stock on the first business day of the payment period and (ii) 85% of the average market price of the Company's common stock on the last day of the payment period. Annual payment periods consists of two six-month periods, January 15 through July 14 and July 15 through January 14.

NOTE RECEIVABLE FROM OFFICER

During 1991, the Company issued 1,578,948 shares of common stock to an officer of the Company and charged $347,000 to compensation expense. The Company, at the date of the issuance and in April 1992, approved a $104,000 note receivable and a $49,000 note receivable, respectively, to the officer to finance a portion of the tax liabilities arising from the purchase of the common stock. The notes are due the earlier of (i) the date the officer is no longer employed by the Company or (ii) February 28, 1995. The notes bore interest at an annual rate of 7.1% and 5.2%, respectively, which was payable at maturity. The amount of the notes was expensed through February 28, 1995, as the officer had received a bonus of $153,000 for continued employment through such date.

PREFERRED STOCK

The certificate of incorporation was amended and restated, in December 1992, to increase the number of authorized shares of capital stock to include two million shares of preferred stock, par value $.01 per share, in one or more series.
The Board of Directors is authorized, subject to certain limitations prescribed by law to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. The Company has not issued and has no present plans to issue any shares of preferred stock.

WARRANTS

In December 1992, the Company issued warrants to Safeguard for the purchase of 900,000 shares of common stock at a price of $2.00 per share. The warrants are exercisable for a five year period from the date of issuance. As of December 31, 1995, no warrants were exercised. The warrants were issued in consideration of Safeguard's commitment to guarantee a credit facility and a term note totaling $3.5 million for the Company. Under the Company's Facility, Safeguard's guarantee was subsequently released.

DIVIDENDS

The Facility with Fleet Bank prohibits the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without Fleet Bank's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Dividend distributions made by SCG, prior to the acquisition, were principally for reimbursement of income tax liabilities of its former stockholders due to SCG's S-Corporation tax status. Effective in January 1996, the Company has integrated SCG into its operational structure and service offering, and therefore, future earnings will be retained for use in the Company's business.

K. LEASE COMMITMENTS
   -----------------

On June 4, 1992, the Company entered into, among other building and equipment leases, a lease for a building in Cambridge, Massachusetts, that is used as its corporate headquarters. The building is owned by a trust, the sole beneficiary of which is the Chairman of the Company. The initial lease expires in August 2007, and is renewable for two additional five year terms. The lease provides for increases, which began in September 1995, based upon increases in the Consumer Price Index-Urban Wage Earners and Clerical Workers, U.S. City Average, All Items ("CPI").

Minimum future lease commitments under noncancelable operating leases for buildings and equipment in effect at December 31, 1995, are presented as follows (in thousands):

     1996                              $ 4,513
     1997                                3,765
     1998                                3,619
     1999                                3,048
     2000                                2,977
     Thereafter                          8,926
                                       -------
       Total minimum lease payments    $26,848
                                       =======

For the years ended December 31, 1995, 1994, and 1993, rental expense under all leases was approximately $4.6 million, $2.9 million, and $1.6 million, respectively, of which approximately $765,000, $775,000, and $752,000, respectively, related to the trust described above.

Minimum future lease commitments under noncancelable capital leases for equipment at December 31, 1995, are presented as follows (in thousands):

     1996                                       $  224
     1997                                           84
     1998                                           76
     1999                                           76
     2000                                           31
                                                ------
     Total minimum payments                        491
     Less amounts representing interest            (89)
                                                ------
     Present value of minimum lease payments       402
     Current portion                               181
                                                ------
     Long-term obligation                       $  221
                                                ======

L.  OTHER COSTS
    -----------

Other costs consist of the following (in thousands):

                                                               1995     1994    1993
                                                            -------  -------  ------
     Facility costs and related expenses                    $12,481  $ 6,153  $3,352
     Non-billable project expenses                            5,892    4,338   3,351
     Non-billable staff travel                                5,696    3,758   1,478
     Education and training                                   1,269      580     258
     Third party commissions                                      -        -      91
                                                            -------  -------  ------
                                                            $25,338  $14,829  $8,530
                                                            =======  =======  ======

M.  INCOME TAXES
    ------------

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) effective January 1, 1993. Deferred income taxes under the liability method required by FAS 109 reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is recognized if it is more likely than not that some portion of the deferred tax asset will not be realized. The cumulative effect of the adoption of FAS 109 as of January 1, 1993, was to increase net income by $1.2 million, or $.03 per share. The adoption of FAS 109 had no cash flow impact to the Company.

The components of income before income taxes and the related provision for income taxes for the years ended December 31, 1995, 1994, and 1993, are presented below (in thousands):

                                1995     1994     1993
                               -------  -------  -------
Income before income taxes:
     Domestic                  $19,800  $12,049  $6,610
     Foreign                     2,083      477    (340)
                               -------  -------  ------
                               $21,883  $12,526  $6,270
                               =======  =======  ======
Provision for income taxes:
     Current:
       Federal                 $ 5,860  $ 3,499  $1,463
       Foreign                     655       61      27
       State                     1,595      910     500
                               -------  -------  ------
                                 8,110    4,470   1,990
     Deferred:
       Federal                     363       57     224
       Foreign                      28       70     (15)
       State                        34        7      62
                               -------  -------  ------
                                   425      134     271
                               -------  -------  ------
     Total                     $ 8,535  $ 4,604  $2,261
                               =======  =======  ======

The Company's deferred tax assets and (liabilities) are comprised of the following as of December 31, 1995 and 1994, respectively (in thousands):

                                                     1995    1994
                                                    ------  ------
     Tax basis of software technology               $  50   $ 296
     Fixed asset depreciation                        (388)   (315)
     Cash to accrual adjustments and other items     (537)   (352)
                                                    -----   -----
                                                    $(875)  $(371)
                                                    =====   =====

The table below reconciles the expected U.S. federal income tax provision to the recorded income tax provision (dollars in thousands):

                                          1995            1994            1993
                                     --------------  --------------  --------------
 Computed "expected"
   tax provision                     $7,659   35.0%  $4,259   34.0%  $2,131   34.0%
 State income taxes, net of
   federal income tax benefit         1,185    5.4      548    4.4      355    5.7
 Goodwill amortization                  240    1.1      191    1.5        -      -
 Change in valuation allowance            -      -        -      -     (101)  (1.6)
 Non-taxable S-Corporation income      (215)  (1.0)    (517)  (4.1)    (225)  (3.6)
 Other, net                            (334)  (1.5)     123    1.0      101    1.6
                                     ------   ----   ------   ----   ------   ----
                                     $8,535   39.0%  $4,604   36.8%  $2,261   36.1%
                                     ======   ====   ======   ====   ======   ====

Prior to the acquisition on August 14, 1995, SCG had elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, the individual stockholders are deemed to have received a pro rata distribution of taxable income of SCG (whether or not an actual distribution was made), which is included in their taxable income. Accordingly, SCG did not provide for income taxes. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of SCG, is presented in the pro forma data section of the accompanying consolidated statements of operations. In addition, SCG's S-Corporation tax reporting status was terminated on the date of the acquisition and therefore, the undistributed earnings of $2.1 million as of the date of acquisition has been reclassified to additional paid-in-capital.

The provision for income taxes on a pro forma basis is as follows (in thousands) (unaudited):

                   1995    1994    1993
                  ------  ------  -------
     Current:
       Federal    $6,029  $3,560  $1,570
       Foreign       655      61      27
       State       1,641     917     517
                  ------  ------  ------
                   8,325   4,538   2,114
     Deferred:
       Federal       363     440     310
       Foreign        28      70     (15)
       State          34      73      77
                  ------  ------  ------
                     425     583     372
                  ------  ------  ------
     Total        $8,750  $5,121  $2,486
                  ======  ======  ======

Axiom elected S-Corporation tax reporting status effective January 1, 1992, and therefore, no provision for income taxes was provided in 1992 and net deferred liabilities for Axiom at December 31, 1991 of $335,000 were adjusted to
stockholders' equity in 1992.   Effective January 1, 1993, Axiom elected C-
Corporation tax reporting status and the cumulative deferred tax liabilities of $714,000 at December 31, 1992, were recorded with a charge to additional paid-in-capital of $335,000 and a charge to retained earnings of $379,000 in 1993.

N. NET INCOME PER SHARE
   --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each period to effect a stock split (see Notes J and S). Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of each period, of 2,168,292 shares of common stock and an option to purchase 105,702 shares of the Company's common stock in connection with the acquisition of SCG, the assumed issuance, at the beginning of the period, of 978,360 shares of common stock and options to purchase 29,538 shares of the Company's common stock in connection with the acquisition of Axiom, the assumed issuance, at the beginning of the period, of 271,714 shares of the Company's common stock in relation to the acquisition of NatSoft, and the assumed issuance, at the beginning of the period, of 1,175,119 shares of the Company's common stock in relation to the acquisition of Ramos. Primary and fully diluted income per share are the same for each period presented.

O.  EMPLOYEE BENEFIT PLANS
    ----------------------

In 1992, the Company established a savings and profit-sharing plan (the "401(k) Plan") covering substantially all of the Company's employees. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company may elect to make contributions under the 401(k) Plan. In 1994, the Company elected to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the 401(k) Plan. Company matching contributions amounted to $215,000 and $135,000 in 1995 and 1994, respectively.

In 1990, SCG established a savings and profit-sharing plan (the "SCG Profit-sharing Plan") covering substantially all of SCG's employees. The SCG Profit-sharing Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. SCG could elect to make contributions under the SCG Profit-sharing Plan. Company matching contributions amounted to $156,000, $71,000, and $53,000 in 1995, 1994, and 1993, respectively. Effective January 1996, all participants of the SCG Profit-sharing Plan are now participating in the 401(k) Plan. The Company completed the rollover of assets held under the SCG Profit-sharing Plan to the 401(k) Plan in the second quarter of 1996.

In 1990, Axiom established a savings and profit-sharing plan (the "Axiom Profit-sharing Plan") covering substantially all employees of Axiom. The Axiom Profit-sharing Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Company matching contributions amounted to $128,000, $123,000, and $104,000 in 1995, 1994, and 1993, respectively. Effective January 1996, all participants of the Axiom Profit-sharing Plan are now participating in the 401(k) Plan. The Company completed the rollover of assets held under the Axiom Profit-sharing Plan to the 401(k) Plan in the second quarter of 1996.

NatSoft sponsors a defined contribution retirement plan (the "NatSoft Plan") for its employees. Under the NatSoft Plan, employees can contribute between 5% to 11% of insured salary depending on age and other factors. All employee contributions are matched by NatSoft. Employer matching contribution amounted to $180,591, $98,805, and $78,502 for the years ended December 31, 1995, 1994, and 1993, respectively. NatSoft also sponsors a defined contribution retirement plan for three executives who are also stockholders. NatSoft's contribution to this plan amounted to $149,999, $295,892, and $230,271 for the years ended December 31, 1995, 1994, and 1993, respectively.

In 1992, Ramos established a savings and profit-sharing plan (the "Ramos Profit-sharing Plan") covering substantially all of Ramos' employees. The Ramos Profit-sharing Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Ramos may elect to make contributions under the Ramos Profit-sharing Plan. Ramos elected to make matching contributions based on a percentage of employees' contributions. Ramos' matching contributions amounted to $227,101, $82,233, and $90,094 for the years ended December 31, 1995, 1994, and 1993, respectively. The Company expects to rollover assets held under the Ramos Profit-sharing Plan to the 401(k) Plan by the second quarter of 1997.

P.  COMMITMENTS AND CONTINGENCIES
    -----------------------------

In connection with the acquisition of CTP Scandinavia, the Company guaranteed the payment of bank loans totaling $3.0 million, which are no longer in effect beginning in February 1996 (see Note D).

In December 1994, Axiom repurchased 200,000 shares of its common stock from a former officer for an aggregate purchase price of $1.0 million. The purchase price was based on fair market value of this stock in accordance with terms of the related agreements. The payments were scheduled to be made in various installments for a period of eight years. The present value of this obligation totaled $725,000. Axiom also agreed to pay the former officer $325,000 for alleged general and compensatory damages arising from tort claims for personal injury and claims for a breach of an implied contract of employment. These payments are due in monthly installments for a period of two years and were expensed in 1994. Axiom recorded the present value of these obligations using an imputed interest rate 9.25%. Payments under these obligations at December 31, 1994, are included in other liabilities. Following the acquisition of Axiom, the Company repaid the remaining balances of these obligations totaling $1.0 million, in accordance with the terms of the related agreements. The amount representing interest of approximately $284,000 was recorded as a reduction to additional paid-in-capital.

In 1993, SCG entered into a noncancelable purchase agreement with a vendor to purchase $1.6 million of package software for resale. Pursuant to this agreement, SCG was obligated to purchase $200,000 of product per quarter through the second quarter of 1996. As of December 31, 1995, this agreement is no longer in effect.

See Note S for discussion of legal matters.

Q. SUPPLEMENTAL CASH FLOW INFORMATION
   ----------------------------------

Supplemental disclosures of cash flow information are presented as follows (in thousands):

                                        1995    1994   1993
                                       ------  ------  -----
     Cash paid during the year for:
       Interest                        $  343  $  189  $ 237
       Income taxes                     3,146   4,897     70

During 1995, capital lease obligations of $357,000 were incurred by SCG, Axiom, and Ramos for the acquisition of certain equipment. During 1994, capital lease obligations of $50,000 were incurred by Ramos for the acquisition of certain equipment. In addition, the Company exchanged 1,275,000 shares of its common stock for 100% of the outstanding shares of CTP Scandinavia. Also in 1994, Axiom repurchased 200,000 shares of its common stock for $725,000 (see Note P). During 1993, capital lease obligations of $356,000 were incurred by Axiom for the acquisition of certain equipment.

R.  GEOGRAPHIC INFORMATION
    ----------------------

Information about the Company's operations and total assets in North America and Europe is presented as follows (in thousands):

                                    1995     1994      1993
                                  --------  -------  --------
Net revenues:
 North America                    $115,430  $74,649  $50,688
 Europe                             40,836   19,638    5,517
                                  --------  -------  -------
Consolidated                      $156,266  $94,287  $56,205
                                  ========  =======  =======

Income (loss) from operations:
 North America                    $ 18,429  $11,753  $ 6,627
 Europe                              2,092      517     (343)
                                  --------  -------  -------
Consolidated                      $ 20,521  $12,270  $ 6,284
                                  ========  =======  =======

Total assets at December 31:
 North America                    $ 60,135  $38,515  $20,363
 Europe                             17,411   13,536    2,053
                                  --------  -------  -------
Consolidated                      $ 77,546  $52,051  $22,416
                                  ========  =======  =======

North American operations consist primarily of information technology consulting and software development and implementation services in the United States. European operations consist of information technology consulting and software development services principally in the United Kingdom, the Netherlands, Switzerland, Sweden, Norway, Ireland, and Germany, which have similar business environments. There are no intraenterprise sales for the periods presented.

S.  SUBSEQUENT EVENTS
    -----------------

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to applicable share and per share data, stock option data, and market prices of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

On June 26, 1996, the Company amended the Facility with Fleet Bank, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. In addition, the Facility was also amended to permit the Company to elect an interest rate of either, Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility requires, among other things, the Company to maintain certain financial ratios. At September 30, 1996, and

December 31, 1995, the Company was in compliance with these financial ratio requirements and no borrowings have been made under the Facility.

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC is seeking, among other things, a refund of $1,772,212 of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit includes breach of contract and tort claims. The Company plans to vigorously defend itself against the suit and anticipates bringing counterclaims against RMHC.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The American Arbitration Association arbitration is currently pending in northern California. The claims arise from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand seeks damages in excess of $3.3 million plus punitive damages, costs and attorney's fees. The Company plans to vigorously defend itself in this arbitration.

As discussed in Note B, the Company acquired all outstanding shares of capital stock of NatSoft on October 15, 1996.

As discussed in Note A, the Company acquired all outstanding shares of capital stock of Ramos on November 18, 1996.

T.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    -------------------------------------------

The following table presents the unaudited quarterly financial information for the years 1995 and 1994 (in thousands, except per share data):

                                                          Quarters Ended
                              -----------------------------------------------------------------------
                                 March 31,               June 30,   September 30,      December 31,
                              ----------------           --------  ----------------  ----------------
                               1995     1994     1995      1994     1995     1994     1995     1994
                              -------  -------  -------  --------  -------  -------  -------  -------

Net revenues                  $31,681  $18,919  $38,172   $21,476  $41,268  $24,953  $45,145  $28,939

Income from operations          4,063    3,143    4,915     3,057    5,146    3,166    6,397    2,904

Income before income taxes      4,367    3,153    5,847     3,161    5,225    3,277    6,444    2,935

Net income                      2,573    1,979    3,605     2,089    3,236    2,126    3,934    1,728

Net income per share              .05      .04      .07       .04      .06      .04      .07      .04


              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                 September 30,   December 31,
                                                                --------------  ------------
                                                                     1996           1995
                                                                --------------  ------------
                                                                 (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents                                           $ 12,206        $ 7,490
 Investments held to maturity                                          12,248          8,544
 Accounts receivable, less allowance of $981 and $787 at
   September 30, 1996 and December 31, 1995, respectively              67,834         39,945
 Unbilled revenue on contracts                                          4,265          2,045
 Prepaid expenses and other current assets                              2,354          2,453
                                                                     --------        -------
   Total current assets                                                98,907         60,477

Property and equipment, net                                            18,821         12,042
Other assets                                                            2,676          1,716
Goodwill, net                                                           2,712          3,311
                                                                     --------        -------
   Total assets                                                      $123,116        $77,546
                                                                     ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                    $ 12,530        $ 6,693
 Accrued expenses                                                      17,022         12,455
 Deferred revenue                                                       9,327          2,993
 Borrowings under revolving credit facility                                 -            325
 Deferred income taxes                                                  1,240            786
 Income taxes payable                                                   3,600          2,176
 Other current liabilities                                                165            210
                                                                     --------        -------
   Total current liabilities                                           43,884         25,638

Other liabilities                                                         127            225
Deferred income taxes                                                      56             89
Commitments and contingencies                                               -              -

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000
   shares;  issued and outstanding 47,523,655 and 45,595,451
   at September 30, 1996 and December 31, 1995, respectively              475            456
 Additional paid-in capital                                            36,874         23,734
 Retained earnings                                                     41,929         26,885
 Foreign currency translation adjustment                                 (229)           519
                                                                     --------        -------
   Total stockholders' equity                                          79,049         51,594
                                                                     --------        -------
   Total liabilities and stockholders' equity                        $123,116        $77,546
                                                                     ========        =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                                 Three Months Ended September 30,   Nine Months Ended September 30,
                                               ---------------------------------  --------------------------------
                                                  1996                  1995           1996                1995
                                                ---------             ---------     ---------           ---------

Net revenues                                      $63,869               $41,268      $167,405            $111,121
Costs and expenses:
 Project personnel                                 29,406                18,542        77,954              52,941
 General and administration                         7,773                 5,040        20,617              14,277
 Sales and marketing                                4,722                 4,674        12,409              11,303
 Other costs                                       12,755                 7,166        31,809              17,776
 Business combination costs                             -                   700             -                 700
                                                  -------               -------      --------            --------
   Total operating expenses                        54,656                36,122       142,789              96,997
                                                  -------               -------      --------            --------

Income from operations                              9,213                 5,146        24,616             14,124
Other income (expense):
 Interest income                                      255                   210           655                520
 Interest expense                                     (10)                 (154)          (44)              (279)
 Gain on sale of AdValue                                -                     -             -                909
 Foreign exchange (loss) gain                         (66)                   23           (82)               165
                                                  -------               -------      --------           --------

Income before income taxes                          9,392                 5,225        25,145             15,439
Provision for income taxes                          3,786                 1,989        10,087              6,025
                                                  -------               -------      --------           --------

Net income                                        $ 5,606               $ 3,236      $ 15,058           $  9,414
                                                  =======               =======      ========           ========

Net income per share                              $   .10               $   .06      $    .28           $    .18
                                                  =======               =======      ========           ========

Pro forma data:
 Historical income before taxes                   $ 9,392               $ 5,225      $ 25,145           $ 15,439
 Provision for income taxes:
   Historical income taxes                          3,786                 1,989        10,087              6,025
   Pro forma increase to
     historical income taxes                            -                   107             -                215
                                                  -------               -------      --------           --------
 Pro forma net income                             $ 5,606               $ 3,129      $ 15,058           $  9,199
                                                  =======               =======      ========           ========

 Pro forma net income per share                   $   .10               $   .06      $    .28           $    .18
                                                  =======               =======      ========           ========

Weighted average number of
 common and common
 equivalent shares outstanding                     55,305                51,985        54,231             51,303
                                                  =======               =======      ========           ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                           Nine Months Ended September 30,
                                                          ---------------------------------
                                                                1996             1995
                                                          ----------------  ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                       $ 15,058         $  9,414
Amounts that reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization                                      3,071            2,755
 Tax benefit from exercise of stock options                         5,498            2,936
 Provision for deferred income taxes                                  451              (71)
 Gain on Sale of AdValue                                                -             (909)
 Increase in accounts receivable                                  (28,295)         (15,354)
 Increase in unbilled revenue on contracts                         (2,060)          (2,153)
 Increase in prepaid expenses and other current assets               (713)            (437)
 Increase in accounts payable                                       5,884            1,788
 Increase in accrued expenses                                       4,762            7,066
 Increase in deferred revenue                                       6,358              716
 Increase in income taxes payable                                   1,424              839
 Other, net                                                          (215)            (223)
                                                                 --------         --------
   Net cash provided by operating activities                       11,223            6,367
                                                                 --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                                (9,354)          (7,660)
Purchase of investments held to maturity                          (15,450)         (13,429)
Maturity of investments held to maturity                           11,746           15,201
Proceeds from Sale of AdValue                                           -              909
                                                                 --------         --------
   Net cash used in investing activities                          (13,058)          (4,979)
                                                                 --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net payments under credit arrangements                               (325)            (291)
Obligations under capitalized leases                                 (139)            (132)
Proceeds from employee stock purchase plan                          2,071              579
Dividend distributions                                                (15)            (599)
Proceeds from exercise of stock options                             5,584            1,302
Other, net                                                              4               17
                                                                 --------         --------
   Net cash provided by financing activities                        7,180              876
                                                                 --------         --------

Effect of foreign exchange rate changes on cash                      (629)             128

Net increase in cash and cash equivalents                           4,716            2,392
Cash and cash equivalents at beginning of period                    7,490            4,021
                                                                 --------         --------
Cash and cash equivalents at end of period                       $ 12,206         $  6,413
                                                                 ========         ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

A. BASIS OF REPORTING
   ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Ramos & Associates, Inc. ("Ramos"), an information technology consulting and software implementation firm. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements of the Company include the accounts of all of the Company's wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.
Certain prior period amounts have been reclassified to conform with current period presentation. In the opinion of management, the supplemental consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results of operations, and cash flows as of the dates and for the periods presented. The supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these statements do not include all the disclosures normally required by generally accepted accounting principles for annual financial statements nor those normally made in the Company's Annual Report on Form 10-K. Accordingly, reference should be made to the Company's Annual Report on Form 10-K for additional disclosures, including a summary of the Company's accounting policies, which have not changed. The supplemental consolidated results of operations for the three and nine months ended September 30, 1996, are not necessarily indicative of results for the full year.

In June 1996, the Company completed a three-for-one stock split via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to applicable share and per share data of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split (see note D).

B. POOLING OF INTERESTS
   --------------------

On November 18, 1996, the Company completed the acquisition of Ramos. This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of 1,175,119 shares of the Company's common stock for all outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, specializes in the Enterprise Resource Planning service market. With offices in San Ramon, Dallas, Islia, New Jersey, and Chicago, Ramos has approximately 215 employees worldwide at October 31, 1996. This acquisition has been accounted for using the pooling of interests method of accounting. Costs, which consist primarily of accounting and legal fees and business integration costs, related to this acquisition approximated $700,000, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996.

On October 15, 1996, the Company acquired NatSoft S.A. ("NatSoft"), a Switzerland-based information technology consulting and software implementation firm. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. With approximately 105 employees at the time of acquisition, NatSoft establishes the Company's entry into the Swiss market and provides the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. This acquisition has been accounted for using the pooling of interests method of accounting. NatSoft currently operates as a wholly owned subsidiary of the Company. Costs related to this acquisition of approximately $500,000, which consist primarily of accounting and legal fees, are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1996.

The Company's previously issued historical consolidated financial statements have been prepared to give retroactive effect to the Company's 1995 acquisitions of The Systems Consulting Group, Inc. ("SCG") and Axiom Management Consulting, Inc. ("Axiom"), in accordance with pooling of interests requirements.

C.  REVOLVING CREDIT FACILITY
    -------------------------

On June 26, 1996, the Company amended its uncollateralized revolving credit facility (the "Facility") with Fleet National Bank, the successor to Fleet Bank of Massachusetts, N.A. ("Fleet Bank"). The Facility was amended, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. In addition, the Facility was also amended to permit the Company to elect an interest rate of either, Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility requires, among other things, the Company to maintain certain financial ratios. At September 30, 1996, and December 31, 1995, the Company was in compliance with these financial ratio requirements and no borrowings have been made under the Facility.

D.  STOCK SPLIT
    -----------

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Upon stockholder approval in May 1996, the stock split was completed on June 19, 1996, via a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying footnotes to supplemental consolidated financial statements to applicable share and per share data of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

E.  NET INCOME PER SHARE
    --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each period to effect a stock split. Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of each period, of 2,168,292 shares of common stock and an option to purchase 105,702 shares of the Company's common stock in connection with the acquisition of SCG, the assumed issuance, at the beginning of the period, of 978,360 shares of common stock and options to purchase 29,538 shares of the Company's common stock in connection with the acquisition of Axiom, the assumed issuance, at the beginning of the period, of 271,714 shares of the Company's common stock in relation to the acquisition of NatSoft, and the assumed issuance, at the beginning of the period, of 1,175,119 shares of the Company's common stock in relation to the acquisition of Ramos. Primary and fully diluted income per share are the same for each period presented.

F.  LEGAL PROCEEDINGS
    -----------------

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC is seeking, among other things, a refund of $1,772,212 of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit includes breach of contract and tort claims. The Company plans to vigorously defend itself against the suit and anticipates bringing counterclaims against RMHC.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The American Arbitration Association arbitration is currently pending in northern California. The claims arise from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand seeks damages in excess of $3.3 million plus punitive damages, costs and attorney's fees. The Company plans to vigorously defend itself in this arbitration.

G.  SUBSEQUENT EVENTS
    -----------------

As discussed in Note B, the Company acquired all outstanding shares of capital stock of NatSoft on October 15, 1996.

As discussed in Note B, the Company acquired all outstanding shares of capital stock of Ramos on November 18, 1996.

--------------------------------------------------------------------------------

  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor offer of any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to this date hereof.

                                  ___________

                               TABLE OF CONTENTS

                                                                     Page
                                                                     -----
Available Information                                                  2
Incorporation of Certain Information by Reference                      3
The Company                                                            4
Recent Developments                                                    5
Risk Factors                                                           5
Use of Proceeds                                                        8
Price Range of Common Stock                                            9
Dividend Policy                                                        9
Selling Stockholders                                                  10
Plan of Distribution                                                  11
Legal Matters                                                         11
Experts                                                               11
Index to Consolidated
 Financial Statements                                                 F-1

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                                587,555 SHARES




                         CAMBRIDGE TECHNOLOGY PARTNERS
                            (MASSACHUSETTS), INC.





                                 COMMON STOCK


                                 ------------

                                  PROSPECTUS

                                 ------------



                                January 16, 1997


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